SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 22 September 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 11 September 2023
99.2	Transaction in Own Shares dated 12 September 2023
99.3	Transaction in Own Shares dated 13 September 2023
99.4	Transaction in Own Shares dated 14 September 2023
99.5	Transaction in Own Shares dated 15 September 2023
99.6	Director/PDMR Shareholding dated 15 September 2023
99.7	Transaction in Own Shares dated 18 September 2023

Exhibit No: 99.1

11 September 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 08 September 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	08 September 2023

Aggregate number of ordinary shares purchased:	161,714

Lowest price paid per share:	£ 60.1000

Highest price paid per share:	£ 61.3600

Average price paid per share:	£ 60.7336

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 166,576,939 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9284L_1-2023-9-8.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases Shares purchased: 161,714 (ISIN: GB00BHJYC057) Date of purchases: 08 September 2023 Investment firm: GSI Aggregated information:
	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	80,708	52,300	20,309	8,397
Highest price paid (per ordinary share)	£ 61.3600	£ 60.9400	£ 61.3600	£ 61.3600
Lowest price paid (per ordinary share)	£ 60.1000	£ 60.1000	£ 60.1200	£ 60.1400
Volume weighted average price paid(per ordinary share)	£ 60.8435	£ 60.5101	£ 60.8342	£ 60.8255

Exhibit No: 99.2

12 September 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 11 September 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	11 September 2023

Aggregate number of ordinary shares purchased:	160,293

Lowest price paid per share:	£ 60.8400

Highest price paid per share:	£ 61.5600

Average price paid per share:	£ 61.2253

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 166,416,646 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0846M_1-2023-9-11.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases Shares purchased: 160,293 (ISIN: GB00BHJYC057) Date of purchases: 11 September 2023 Investment firm: GSI Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	80,218	52,500	19,428	8,147
Highest price paid (per ordinary share)	£ 61.5600	£ 61.5600	£ 61.5400	£ 61.5400
Lowest price paid (per ordinary share)	£ 60.8400	£ 61.0600	£ 60.8400	£ 60.8600
Volume weighted average price paid(per ordinary share)	£ 61.2089	£ 61.2590	£ 61.2098	£ 61.2077

Exhibit No: 99.3

13 September 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 12 September 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	12 September 2023

Aggregate number of ordinary shares purchased:	160,824

Lowest price paid per share:	£ 61.3600

Highest price paid per share:	£ 61.8400

Average price paid per share:	£ 61.7004

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 166,255,822 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2321M_1-2023-9-12.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases Shares purchased: 160,824 (ISIN: GB00BHJYC057) Date of purchases: 12 September 2023 Investment firm: GSI Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	79,232	53,000	20,200	8,392
Highest price paid (per ordinary share)	£ 61.8400	£ 61.8400	£ 61.8200	£ 61.8200
Lowest price paid (per ordinary share)	£ 61.3600	£ 61.4000	£ 61.4600	£ 61.4800
Volume weighted average price paid(per ordinary share)	£ 61.7094	£ 61.6814	£ 61.7163	£ 61.6964

Exhibit No: 99.4

14 September 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 13 September 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	13 September 2023

Aggregate number of ordinary shares purchased:	167,779

Lowest price paid per share:	£ 61.6800

Highest price paid per share:	£ 62.4200

Average price paid per share:	£ 62.1207

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 166,088,043 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3762M_1-2023-9-13.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases Shares purchased: 167,779 (ISIN: GB00BHJYC057) Date of purchases: 13 September 2023 Investment firm: GSI Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	82,748	56,000	20,540	8,491
Highest price paid (per ordinary share)	£ 62.4200	£ 62.3800	£ 62.4000	£ 62.4000
Lowest price paid (per ordinary share)	£ 61.6800	£ 61.6800	£ 61.6800	£ 61.7400
Volume weighted average price paid(per ordinary share)	£ 62.1445	£ 62.0779	£ 62.1324	£ 62.1424

Exhibit No: 99.5

15 September 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 14 September 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	14 September 2023

Aggregate number of ordinary shares purchased:	175,958

Lowest price paid per share:	£ 61.2600

Highest price paid per share:	£ 62.4000

Average price paid per share:	£ 61.6558

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 165,912,085 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5232M_1-2023-9-14.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases Shares purchased: 175,958 (ISIN: GB00BHJYC057) Date of purchases: 14 September 2023 Investment firm: GSI Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	89,182	56,500	21,500	8,776
Highest price paid (per ordinary share)	£ 62.3600	£ 61.9400	£ 62.4000	£ 62.3800
Lowest price paid (per ordinary share)	£ 61.2600	£ 61.2600	£ 61.2600	£ 61.3000
Volume weighted average price paid(per ordinary share)	£ 61.7105	£ 61.5493	£ 61.6961	£ 61.6872

Exhibit No: 99.6

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Wayne Hoare
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction
Transfer of shares at nil consideration pursuant to the vesting of shares under an Annual Performance Plan award, dated 21 September 2020, following adjustments for tax and social security withholdings.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	629
d)	Aggregated information - Aggregated volume - Price - Aggregated total	629 Nil consideration Nil consideration
e)	Date of the transaction	2023-09-14
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.7

18 September 2023

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 15 September 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	15 September 2023

Aggregate number of ordinary shares purchased:	144,941

Lowest price paid per share:	£ 62.9600

Highest price paid per share:	£ 63.4200

Average price paid per share:	£ 63.1967

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 165,767,144 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6776M_1-2023-9-15.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases Shares purchased: 144,941 (ISIN: GB00BHJYC057) Date of purchases: 15 September 2023 Investment firm: GSI Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	89,941	55,000
Highest price paid (per ordinary share)	£ 63.4200	£ 63.4000
Lowest price paid (per ordinary share)	£ 62.9600	£ 62.9800
Volume weighted average price paid(per ordinary share)	£ 63.1953	£ 63.1991

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	22 September 2023